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EXHIBIT 21.1

SUBSIDIARIES OF AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

American Equity Investment Life Insurance Company

American Equity Capital Trust I

American Equity Capital Trust II

American Equity Investment Properties, L.C.

American Equity Investment Capital, Inc.

American Equity Investment Life Insurance Company of New York

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SUBSIDIARIES OF AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY